EXHIBIT H TO FORM U-1



                            PROPOSED FORM OF NOTICE

                            [Release No.          ]

                    THE CONNECTICUT LIGHT AND POWER COMPANY;

                     WESTERN MASSACHUSETTS ELECTRIC COMPANY

                       PROPOSAL TO AMEND CREDIT FACILITY



________________, 1997





The Connecticut Light and Power Company, 107 Selden Street, Berlin,

Connecticut 06037, and Western Massachusetts Electric Company, 174 Brush

Hill Road, West Springfield, Massachusetts, 01089 (collectively, the

"Applicants"), each an electric utility subsidiary of Northeast Utilities,

a registered holding company, have filed a Declaration/Application with this Commission pursuant to sections 6(a), 7, 9(a) (1), 10, and 12(d) of the Act.



The Applicants have joint ownership interests in three nuclear electric generating units located at Millstone Point in Waterford, Connecticut,

aggregating 100% in Millstone Unit Nos. 1 and 2 and approximately 65% in

Millstone Unit No. 3.  By orders dated December 30, 1981 (HCA Release No.

22342) and May 19, 1982 (HCA Release No. 22501) this Commission authorized certain nuclear fuel financing arrangements between the Applicants and

Bankers Trust Company, not in its individual capacity but solely as Trustee

(the "Trustee") of the Niantic Bay Fuel Trust (the "Trust").  Under those arrangements, the Applicants have assigned to the Trustee all of their right, title, and interest in and to all or part of certain nuclear fuel contracts and nuclear fuel.  Pursuant to a lease agreement, the Trustee agreed to either reimburse the Applicants for payments made to contractors under the assigned nuclear fuel contracts or to make such payments directly.  As part of a comprehensive scheme of financing nuclear fuel for the Millstone Units, the Trustee entered into a $230,000,000 credit facility with The First National Bank of Boston ("FNBB").



By an order dated January 23, 1992 (HCA Release No. 35-25458), this

Commission authorized, among other things, the substitution of a

$230,000,000 revolving credit facility (the "Facility") with a group of banks (the "Banks") agented by the First National Bank of Chicago (the

"Agent") to replace the prior revolving credit facility with FNBB, which was terminated.  The initial term of the Facility was three years, which could be extended with the Banks' consent for one year increments.  Under the credit agreement for the Facility (the "Credit Agreement"), each Bank is severally responsible for making advances (each, a "Ratable Advance") in an amount not to exceed the amount of its commitment, ratably in proportion to the aggregate commitment of all the participating banks.  Each Ratable

Advance bears interest at a rate selected by the Trustee, as directed by the Applicants, from among three options:  (i) the Eurodollar Rate plus an increment which shall not exceed 0.50%, (ii) a Fixed CD Rate plus an increment which shall not exceed 0.875%, or (iii) a Floating Rate equal to the higher of (a) a rate based on the overnight federal funds rate, plus

0.50% and (b) the Agent's corporate base rate.



The Facility is presently scheduled to mature on February 19, 1998.  The

Applicants have requested the Commission's approval for the Trust to pay additional fees and interest under the Facility so that it can be extended for nine months through November 19, 1998 and seek extension of the

Commission's authorization through December 31, 2003.  The amount which the

Applicants are presently seeking from the Banks under the Facility will be up to $100,000,000.  This amount reflects the Applicants' current financial and operational conditions, including outages at the Millstone nuclear plants, but may have to be increased after the Millstone units are placed back in operation up to any amount not exceeding the $230,000,000 presently authorized.  It is expected that a  more permanent restructuring of the

Facility may occur after the Millstone units begin to return to service in

1998.  In the interest of greater financial flexibility, the Applicants have requested the Commission's approval to effect future extensions for any intervals of up to two years through December 31, 2003 with the consent of the banks and with terms at least as favorable as set forth below with respect to interest rates.



The proposed amendments would (i) increase the maximum spread over the

Eurodollar Rate from 0.50% to 1.625%, (ii) increase the maximum spread over the  Fixed CD Rate from 0.875% to 1.75% and (iii) under the second Floating

Rate option, provide for an increase from the Agent's corporate base rate to a spread of 0.50% per annum over the Agent's corporate base rate.  The higher interest rates reflect the lower credit ratings of the Applicants



Under the amended Facility, the Applicants will pay a maximum commitment fee on the average unused commitment equal to 0.50% per annum, an amendment fee equal to 0.375% of the total commitment, an arrangement fee of

$250,000, and an annual administration fee of $5,000.



The Declaration/Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing should submit their views in writing by ____________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the

Applicants at the addresses specified above.  Proof of service (by affidavit, or in the case of an attorney at law, by certificate) should be filed with the request.  Any request for a hearing shall identify specifically the issues of fact or law that are disputed.  Any person who so requests will be notified of a hearing, if ordered, and will receive a copy of any notice or order issued in this matter.  After said date, the amended declaration, as filed or as it may be further amended, may be granted.



For the Commission, by the Division of Investment Management, pursuant to delegated authority.